BUFFALO CAPITAL IV, LTD.
                        7331 S. Meadow Court
                       Boulder, Colorado 80301


                        Information Statement
                      Pursuant To Section 14(f)
               of the Securities Exchange Act of 1934
                      and Rule 14f-1 Thereunder

                               *******

                            INTRODUCTION

       This Information Statement is being mailed on or before April 27, 1999, to holders of record on April 20, 1999, of shares of Common
Stock ("Common Stock") of Buffalo Capital IV, Ltd., a Colorado corporation (the "Company") in connection with an anticipated change in all members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

       The Company was formed as a "blind pool" or "blank check" company, whose business plan was to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

       This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company as a result of completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

       On April 20, 1999, the Company and certain of its shareholders, including its principal shareholders, entered into a Reorganization and Stock Purchase Agreement (the "Reorganization Agreement") with M &
A West, Incorporated, a Nevada corporation ("MAC) and Robert G.
Bryan ("RGB"), pursuant to which (i) the Company shall complete a 3.5:1 forward split of its currently issued and outstanding common stock, thereby increasing the number of issued and outstanding shares of common stock from 1,260,000 to 4,410,000; (ii) the Company shall issue 6,590,000 shares of its common stock in exchange for all of the issued and outstanding common stock of MAC; (iii) the shareholders of MAC and/or assigns, shall purchase 986,220 shares of the Company's common stock from current holders thereof; and (iv) RGB and/or assigns shall purchase 110,000 shares of the Company's common stock from current holders thereof. In conjunction with execution of the Reorganization Agreement, on or about April 20, 1999, the Company's principal shareholders also entered into a Warrant Purchase Agreement and a Stock Purchase Agreement with certain non-affiliated persons designated by MAC (the "Purchasers"), pursuant to which the Purchasers agreed, following closing under the Reorganization
Agreement, to acquire 2,983,780 shares of Common Stock and all of the issued and outstanding Class A and Class B Warrants from the current owners thereof for an aggregate purchase price of $149,013.00.

       Following completion of the transactions contemplated by the Reorganization Agreement, the Warrant Purchase Agreement and the
Stock Purchase Agreement, MAC will be a wholly-owned subsidiary of the Company and will have a total of 11,000,000 shares of common stock issued and outstanding. Current shareholders of the Company will own 440,000 shares, or approximately 4% of the issued and outstanding common stock, and there will be a change in control of the Company.
The current shareholders of MAC and/or their assigns will own
7,576,220 shares, or approximately 68.87% of the issued and outstanding common stock of the Company, and accordingly will be in a position of control. In addition, the non-affiliated persons designated by MAC who are Purchasers under the Stock Purchase Agreement will own a total of 2,983,780 shares, or approximately 27.13% of the issued and outstanding common stock of the Company. All of the issued and outstanding Class A and Class B Warrants of the Company are to be cancelled.

       In conjunction with completion of the transactions contemplated by the Reorganization Agreement, the Company will seek written consent from all current shareholders to an amendment of its articles of incorporation changing its name to M & A West, Incorporated. In addition, the current directors and officers of the Company will resign, the out-going directors will appoint successors designated by MAC, and the new directors will appoint new executive officers.

       Following completion of the transaction contemplated by the Reorganization Agreement, MAC will continue to conduct its existing business activities as a wholly-owned subsidiary of the Company. These activities include corporate structuring, strategic planning, mergers, acquisitions, corporate finance, investor relations, public relations, web site development and internet marketing consulting.

       It is the intention of the parties to complete closing under the Reorganization Agreement as soon as reasonably possible, but in any event no later than May 10, 1999. However, the obligations of the parties to consummate the transactions contemplated by the Reorganization Agreement, the Warrant Purchase Agreement and the
Stock Purchase Agreement are subject to the satisfaction of certain
conditions.   One such condition is compliance with all applicable
securities laws and with applicable rules of the Securities and Exchange Commission including, but not limited to, Rule 14f-1 which requires the Company to provide not less than 10 days prior written notice to its shareholders of the anticipated change in identity of the members of its Board of Directors. There is no assurance that the transactions contemplated by the Reorganization Agreement will be completed because there is no assurance that the parties will satisfy all of the conditions for closing in a timely manner.

                             MANAGEMENT

       The directors and executive officers currently serving the Company are as follows:

Name                     Age              Positions Held and Tenure
Grant W. Peck             43              President and
                                          A Director since
                                          September, 1997
Dean F. Sessions          47              Secretary, Treasurer, and
                                          a Director since
                                          September, 1997

Biographical Information

Grant W. Peck.

       Mr. Peck has served as President and a Director of the Company since its inception. He is also currently the President and a Director of four other blind pool or blank check companies (i.e. Buffalo Capital III, Ltd., Buffalo Capital V, Ltd., Buffalo Capital VII, Ltd., and Buffalo Capital VIII, Ltd), each of which has a business plan which is the same as that of the Company. Mr. Peck has also been an officer and director of several other blind pool or blank check companies which he assisted in the completion of business acquisition transactions prior to tendering his resignation.

       Mr. Peck was the principal shareholder, the President and a Director of J. S. Grant's, Inc., doing business as Just Squeezed Juices, from its inception in 1985 until it was sold in January of 1995 to Odwalla, Inc. J.S. Grant's manufactured fresh juices in Denver, Colorado, and then handled distribution from Denver into a five state region. Between 1977 and 1984, Mr. Peck was an owner and Director of Operations for the Harvest Restaurants and Bakeries, a restaurant company that catered to the then emerging health-conscious market.
Mr. Peck was responsible for the growth and daily operation of the restaurant company, employing over 385 employees with annualized sales of $13,000,000.

       Mr. Peck attended the University of Colorado and Macalester College in St. Paul, Minnesota, but did not receive a degree from either institution.


Dean F. Sessions.

       Mr. Sessions has served as Secretary and Treasurer, and as a Director of the Company since its inception. He is also currently the Secretary, Treasurer and a Director of five other blind pool or blank check companies (i.e. Buffalo Capital III, Ltd., Buffalo Capital V, Ltd., Buffalo Capital VII, Ltd., and Buffalo Capital VIII, Ltd), each of which has a business plan which is the same as that of the Company. Mr. Sessions has also been an officer and director of several other blind pool or blank check companies which he assisted in the completion of business acquisition transactions prior to tendering his resignation.

       From 1973 through 1982 Mr. Sessions was employed as an investment broker by E. F. Hutton & Co., in its Boulder, Colorado office. From 1982 through 1986 Mr. Sessions was an officer, director and principal shareholder of A. S. Food Company, Inc., a Colorado corporation formed to acquire the franchise rights for Round The Corner restaurants in Oregon, Washington and British Columbia. A. S. Food Company, Inc., opened and operated two Round The Corner restaurants in the Seattle, Washington area, but in 1986 it filed bankruptcy and ceased operations. In October 1986, Mr. Sessions renewed his securities license with the NASD and simultaneously joined the Boulder, Colorado office of E. F. Hutton as an account executive. From June of 1987 through March of 1988, Mr. Sessions was a registered representative of
L. T. Securities, the securities division of Lincoln Trust Corporation of Denver, Colorado. From March, 1988, to August, 1990, Mr. Sessions was a registered representative with Cohig Securities, Inc. of Denver, Colorado, and from January, 1991 to June, 1994, Mr. Sessions was a registered representative with Walford and Company, of Boulder, Colorado. In addition, from August, 1990, to the present, Mr. Sessions has been actively engaged in attempting to acquire his Professional Golf Association (PGA) tour card.

       Mr. Sessions has a B.S. degree from the University of Colorado.

       There are no family relationships between any of the directors or officers of the Company.

       The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

       The Company's board of directors has not held any formal meetings during the fiscal year ending December 31, 1998.

Compliance With Section 16(a) of the Exchange Act.

       Grant Peck, Dean Sessions, Gary Joiner and Scott Olson were each required to file an Initial Statement of Beneficial Ownership of Securities on Form 3 at the time of the registration of the Company's securities under Section 12(g) of the Exchange Act. To the best knowledge and belief of the Company, none of such persons made a timely filing of Form 3. None of such persons filed a report on Form
5 for the fiscal year ended May 31, 1997. The Company believes that as of the date of this report on Form 10-KSB, each of such persons had filed a report on Form 5 for the fiscal year ended May 31, 1998, which also reports initial share ownership and all changes in ownership for all preceding periods. The reports on Form 5 were filed late.

                DESIGNEES OF MAC AS COMPANY DIRECTORS
                       AND EXECUTIVE OFFICERS

       The following table sets forth the name, age and position of each of the persons expected to be designated by MAC to be appointed to the Company's Board of Directors and each of the persons expected to be appointed as an executive officer of the Company following completion of the transactions contemplated by the Reorganization Agreement:

Name                                      Age                 Position
Scott L. Kelly                            35                  CEO,
                                                              President
                                                              & Director

Zahra Gilak                               44                  Secretary,
                                                              Treasurer
                                                              & Director


Biographical Information

Scott L. Kelly

       Scott L. Kelly has served as CEO, President and a Director of M & A West, Incorporated from 1996 to the present. He received a Bachelor's Degree in Business Administration from Adelphi University, Garden City, New York, in 1986, a Master's Degree in Business Administration from San Francisco State University, in 1992, and a Certified Financial Planner Degree from the College of Financial Planning, Denver, Colorado, in 1990. He is the Director of the Boys and Girls Club Foundation and appears in "Who's Who" in the California Directory. Mr. Kelly has served as a manager of several brokerage firms and has trained over 50 stock brokers and conducted more than 300 seminars on various financial subjects in the United States, Russia, India, South America and Europe. From 1988 to 1989, he was a financial planner with American Express Financial Services, from 1989 to 1996 he was Senior Vice President of Interfirst Capital, and in 1996 he was Senior Vice President of Waldron & Company.

Zahra Gilak

       Zahra Gilak has served as Secretary, Treasurer and a Director of M & A West, Incorporated from 1996 to the present. She received a Bachelor's Degree in Political Science in 1976 and a Master's Degree in Public Relations in 1977 from the National University of Iran. She also studied for two years in France and obtained a Master's Degree from the Sorbonne in Paris. She is fluent in five languages. She has served as Manager of Guest Relations for Hyatt Hotels in 1976 and as Public Relations Director for the Venezuelan Embassy from January 1977 to December, 1978. She has also been involved in banking and has served as an employee and manager of several banks including First Interstate Bank and Primerit Bank in Nevada from 1986 to 1993. From 1993 to
1996 she served as Public Relations liaison for USA Gold Mines, in Reno, Nevada.

          SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL
                        OWNERS AND MANAGEMENT

       As of April 20, 1999, the Company had a total of 4,410,000 shares of Common Stock issued and outstanding (giving effect to the 3.5:1 forward split contemplated by the Reorganization Agreement).
The following table sets forth, as of April 20, 1999, the number of shares of Common Stock currently owned of record and beneficially by current executive officers, directors, persons who hold 5% or more of the outstanding Common Stock of the Company and by current officers and directors as a group. The table also reflects the number of shares which are expected to owned by such persons following completion of the transactions contemplated by the Reorganization Agreement. The table does not include shares which could be issued upon exercise of presently outstanding Class A or Class B Warrants, because it is anticipated that such Warrants will be cancelled upon completion of the transactions contemplated by the Reorganization Agreement.

                          Number of Shares                 Percent of
                        Owned Beneficially                Class Owned
Name and                                  After                      After
Address                     Current       Reorg.       Current       Reorg.
Grant W. Peck<F1>
7331 S. Meadow Court
Boulder, CO 80301         1,040,200      109,407     23.58%         0.99%

Dean F. Sessions<F1>
P. O. Box 17881
Boulder, CO 80308         1,040,900      109,407     23.60%         0.99%

Gary S. Joiner
4750 Table Mesa Drive
Boulder, CO  80303        1,040,900      109,407     23.60%         0.99%

Mark DiSalvo
192 Searidge Court
Shell Beach, CA 93449     1,041,600       55,380     23.62%         0.50%

All current directors
and executive officers
(2 persons)               2,081,100      218,814     47.19          1.99%

<F1> The person listed is an officer, a director, or both, of the Company.

           SECURITY OWNERSHIP OF CERTAIN FUTURE BENEFICIAL
                        OWNERS AND MANAGEMENT

       The following table sets forth, as of the date of completion of the transactions contemplated by the Reorganization Agreement, the number of shares of Common Stock expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding Common Stock of the Company and all expected future officers and directors as a group.

                                   Number of Shares           Percent
Name and Address                   Owned Beneficially         of Class
Scott L. Kelly
(As Trustee for the Kelly
Family Trust)
583 San Mateo Avenue
San Bruno, CA 95066                    4,942,500                   44.93%

Administrative Systems
Corporation
1325 Airmotive Way, Suite 175
Reno, NV 89502                         1,647,500                   13.34%

The Neuman Company
1325 Airmotive Way, Suite 175
Reno, NV  89502                          986,000                    8.96%

Global Capital Concepts, Inc.
1325 Airmotive Way, Suite 175
Reno, NV 89502                         1,000,000                    9.09%

Realtec Ltd.
c/o AMS Financial
Sea Meadow House
Blackburn Highway
Road Town Tortola
British Virgin Islands                   720,000                    6.54%

Zacco Equities, Ltd.
P.O. Box 116
Road Town Tortola
British Virgin Islands                   905,115                    8.23%

All directors and
executive officers as
a group (2 in number)                  6,590,000                   59.91%


            EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

       At inception (August, 1996), the current directors and executive officers of the Company, Grant W. Peck and Dean F. Sessions, each received the equivalent of a total of 1,050,000 shares of Common Stock (giving effect to the 3.5:1 forward split contemplated by the Reorganization Agreement) for services rendered to the Company in investigating and developing the Company's business plan and for agreeing to be a director and officer. The shares issued to each of the directors and officers were valued on the books of the Company at the equivalent of approximately $0.014 per share, resulting in total compensation to each of such officers and directors of $15,000. At inception, two other persons, Gary S. Joiner and Scott Olson, also each received compensation in the amount of $15,000 through issuance of shares of stock to them in consideration for services rendered. In February, 1998, Mr. Olson also received an additional $3,000 of compensation through the issuance to him of the equivalent of 105,000 shares (giving effect to the 3.5:1 forward split contemplated by the Reorganization Agreement) for additional services rendered. No officer, director or any other persons has received any other remuneration or compensation from the Company.


           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       Under the terms of the Reorganization Agreement and related agreements, Grant W. Peck and Dean F. Sessions, who are directors, officers and principal shareholders of the Company, and Gary S. Joiner and Mark DiSalvo, who are principal shareholders of the Company, will each be selling a substantial number of shares of common stock as well as total of 1,200,000 Class A Warrants and 600,000 Class B Warrants.
The shares and warrants being sold were issued by the Company at inception in consideration of services rendered, and at the time of issuance were valued at a total of $60,000. Pursuant to the Reorganization Agreement and related agreements, the selling price for such shares and Warrants will be a total of $150,000. Accordingly, each of the officers, directors and principal shareholders of the Company will realize a substantial profit from the sale of Shares under the terms of the Stock Purchase Agreement.

       The Company employed the law firm of Frascona, Joiner &
Goodman, P.C., in which one of its principal shareholders, Gary S.
Joiner, is a shareholder, to provide legal services in connection with its organization, the registration of its shares and the filing of periodical reports under the Securities Exchange Act of 1934, and in conjunction with negotiation, preparation and closing under the Stock Purchase Agreement. This firm has been paid fees for such services based upon the normal hourly rates of the persons providing legal services.

Legal Proceedings

       The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

                               *******


       THIS INFORMATION STATEMENT IS PROVIDED TO YOU
FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR
PART IS SOUGHT OR REQUIRED.


                                   April 27, 1999.